     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 24, 1999


                                                      REGISTRATION NO. 333-79947
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------


                                AMENDMENT NO. 2
                                       TO
                       REGISTRATION STATEMENT ON FORM S-3
                                     UNDER
                           THE SECURITIES ACT OF 1933


                            ------------------------

                              AEP INDUSTRIES INC.
             (Exact name of registrant as specified in its charter)

                     DELAWARE                                           22-1916107
  (State or other jurisdiction of Incorporation)                 (I.R.S. Employer ID No.)

                              125 PHILLIPS AVENUE
                    SOUTH HACKENSACK, NEW JERSEY 07606-1546
                                 (201) 641-6600
   (Address and telephone number of registrant's principal executive offices)

                                 PAUL M. FEENEY
                            CHIEF FINANCIAL OFFICER
                              125 PHILLIPS AVENUE
                    SOUTH HACKENSACK, NEW JERSEY 07606-1546
                                 (201) 641-6600
              (Address and telephone number of agent for service)

                            ------------------------

                                   COPIES TO:


              PAUL E. GELBARD, ESQ.                              WINTHROP B. CONRAD, JR.
       BACHNER, TALLY, POLEVOY & MISHER LLP                       DAVIS POLK & WARDWELL
                380 MADISON AVENUE                                 450 LEXINGTON AVENUE
             NEW YORK, NEW YORK 10017                            NEW YORK, NEW YORK 10017
                  (212) 687-7000                                      (212) 450-4000


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS


                             SUBJECT TO COMPLETION
                              DATED JUNE 24, 1999


2,412,818 SHARES

          [LOGO]

COMMON STOCK

Borden, Inc., the selling stockholder, is offering all of the shares of our common stock offered hereby and will receive all of the proceeds of this offering.


Our common stock is quoted on the Nasdaq National Market under the symbol "AEPI." On June 23, 1999, the reported last sale price for the common stock on Nasdaq was $25.750 per share.


INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 4.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------------------
                                           PRICE TO         UNDERWRITING     PROCEEDS TO
                                           PUBLIC           DISCOUNT         BORDEN, INC.
--------------------------------------------------------------------------------------------
Per Share                                  $                $                $
--------------------------------------------------------------------------------------------
Total                                      $                $                $
--------------------------------------------------------------------------------------------


The underwriters have the right to purchase from us and/or the selling
stockholder up to an additional       shares of common stock to cover
over-allotments. If the over-allotment option is exercised in full from us, we
will receive proceeds of $      .


J.P. MORGAN & CO.                                                LEHMAN BROTHERS

          , 1999

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. This prospectus is an offer to sell, or a solicitation of offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

                            ------------------------

                               TABLE OF CONTENTS

                                                        PAGE
Prospectus Summary.............................           1
Risk Factors...................................           4
Use of Proceeds................................           8
Price Range of Common Stock....................           8
Dividend Policy................................           8
Capitalization.................................           9
Selected Consolidated Financial Data...........          10
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...................................          12

                                                        PAGE
Business.......................................          18
Management.....................................          25
Selling Stockholder............................          25
Description of Capital Stock...................          26
Underwriting...................................          28
Legal Matters..................................          30
Experts........................................          30
Incorporation of Certain Documents by
  Reference....................................          30
Where You Can Find More Information............          31

                               PROSPECTUS SUMMARY

THIS SUMMARY HIGHLIGHTS SOME OF THE INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. TO UNDERSTAND THIS OFFERING FULLY, YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, INCLUDING THE RISK FACTORS AND THE INFORMATION INCORPORATED BY REFERENCE IN THIS PROSPECTUS, INCLUDING THE FINANCIAL DATA AND THE NOTES THERETO.

                                  THE COMPANY

AEP Industries is a leading worldwide manufacturer of plastic packaging films. We manufacture both commodity films, which are made to general specifications, and specialty films, which are made to customer specifications. The films are used in the packaging, transportation, food, automotive, pharmaceutical, chemical, electronic, construction, agriculture and textile industries. Our manufacturing operations are located in eleven countries in North America, Europe and the Asia/Pacific Region.

Our products include:

    - Polyvinyl chloride, or PVC, wrap for use as meat and food wrap, institutional film and twist wrap. This product line represented 30% of fiscal 1998 revenues;

    - Industrial films made of polyethylene and polypropylene for use as drum, box, carton and pail liners, cheese films, barrier films, freezer films, bags for furniture and mattresses, films to cover high value products and agricultural films. This product line represented 27% of fiscal 1998 revenues;

    - Stretch (pallet) wrap made of polyethylene for use as pallet wrap. This product line represented 25% of fiscal 1998 revenues;

    - Printed and converted films, primarily of polyethylene, for use as printed, laminated and/or converted films providing flexible packaging for consumer products. This product line represented 12% of fiscal 1998 revenues; and

    - Other products, which consist of specialty films made of various thermal plastics and customized machinery for sale or resale into the flexible packaging markets. This product line represented 6% of fiscal 1998 revenues.

COMPETITIVE STRENGTHS

We believe that our competitive strengths include the following:

LEADING MARKET SHARES; BROAD PRODUCT LINES

With approximately 30 years of industry experience, we are a market leader in most of our core product lines. We believe we hold the number one market share, on a worldwide basis, in stretch wrap and polyvinyl chloride food wrap and the number two market share position for industrial films in North America. We also are a market leader in Europe for processed cheese films and twist wrap. Our diverse range of high quality products and high level of customer service have enabled us to develop long-standing relationships with our customers.

LOW COST PRODUCER

We believe that our production costs are among the lowest in the industry. Our favorable cost position is the result of several important factors. Our position as the world's largest manufacturer of PVC films and stretch wrap and North America's second largest manufacturer of industrial films, coupled with our long-standing relationships with our suppliers, has enabled us to negotiate favorable resin prices. Since resin typically comprises approximately 60% of a manufacturer's cost of goods sold, our purchasing leverage ensures that we are able to offer competitive pricing. In addition, we use highly automated manufacturing equipment and continually seek to consolidate less efficient operations and allocate production among our plants in order to maximize capacity utilization. These efforts have enabled us to significantly reduce labor costs, waste and production time.

STRATEGICALLY LOCATED, FLEXIBLE MANUFACTURING BASE

Our plants are equipped to produce multiple products and are strategically located. This enables us to reduce transportation and warehousing costs. The proximity of our manufacturing sites to major markets allows us to respond rapidly to changing customer needs and market conditions. Because of our plant and machine configurations, we are able to target capacity to a variety of end markets. This flexibility allows us to optimize our production capacity to take advantage of the highest margin markets available at any given time.

BROAD GEOGRAPHIC EXPOSURE

Approximately 29% of our sales are in Europe and 12% are in the Asia/Pacific region. This diversity ensures that we are not dependent on any one geographic area and allows for greater sales and operating performance opportunities as economic conditions in those regions improve. Additionally, our various international operations enable us to address the global packaging needs of our customers.

STRONG CONSOLIDATION EXPERIENCE

The Borden packaging acquisition, which we completed in October 1996, added $490.0 million to our annual sales. Since this acquisition, we have achieved synergies of over $25.0 million by rationalizing costs, selling non-core assets, including all of our South African, rigid plastics and oriented polypropylene businesses, and consolidating production facilities. We have also made several smaller acquisitions to augment our product line and diversify geographically.

                                  THE OFFERING

The following information is based on 7,353,488 shares of common stock outstanding on May 31, 1999. This number excludes 881,490 shares of common stock issuable upon the exercise of stock options outstanding on May 31, 1999 at a weighted average exercise price of $25.94 per share. It also excludes an
additional       shares of common stock reserved for future issuance under our employee benefit plans.


COMMON STOCK OFFERED BY BORDEN...........  2,412,818 shares of common stock

COMMON STOCK OUTSTANDING AFTER THE         7,353,488 shares of common stock;         shares
  OFFERING...............................  if the entire over-allotment option is exercised

OVER-ALLOTMENT OPTION....................  shares of common stock from AEP Industries and/
                                           or the selling stockholder

USE OF PROCEEDS..........................  We will not receive any proceeds from the sale of shares of common stock in this offering by
                                           Borden. Any proceeds that we receive from the
                                           sale of shares of common stock upon exercise of
                                           the underwriters' over-allotment option will be
                                           used for the retirement of various short-term
                                           credit facilities at our foreign subsidiaries
                                           and general corporate purposes.

DIVIDEND POLICY..........................  We do not intend to pay cash dividends on our common stock. We plan to retain any earnings for
                                           use in the operation of our business.

NASDAQ NATIONAL MARKET SYMBOL............  "AEPI"

                 SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

The following data has been derived from our audited and unaudited consolidated financial statements and should be read in conjunction with those statements, which are incorporated by reference in this prospectus.

EBITDA is defined as income from continuing operations before interest expense, income taxes, depreciation and amortization. EBITDA is presented because it is a widely accepted financial indicator of a company's ability to incur and service debt. However, EBITDA should not be considered in isolation as a substitute for net income or cash flow data determined in accordance with generally accepted accounting principles or as a measure of our profitability or liquidity. In addition, this measure of EBITDA may not be comparable to similar measures reported by other companies. EBITDA margin is calculated as the ratio of EBITDA to net sales for the period.

Data for fiscal 1996 includes the results of operations for the 20 day period following the Borden packaging acquisition. Gross profit for the six months ended April 30, 1999 reflects a restructuring charge of $1.5 million for employee severance at our Belgian operations.

Consolidated financial data for the years ended October 31, 1997 and 1998 and for the six months ended April 30, 1998 have been reclassified to reflect the discontinuance of the Proponite business, which has been accounted for as a discontinued operation.

                                                 --------------------------------------------------------------------
                                                         YEARS ENDED OCTOBER 31,           SIX MONTHS ENDED APRIL 30,
                                                 ----------------------------------------  --------------------------
IN THOUSANDS, EXCEPT PER SHARE DATA                      1996          1997          1998          1998          1999
                                                 ------------  ------------  ------------  ------------  ------------

                                                                                                  (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Net sales......................................      $270,534      $709,072      $666,556      $338,045      $317,652
Gross profit...................................        59,770       152,483       155,629        76,382        78,187
Income from operations.........................        15,538        38,006        42,047        21,359        21,553
Interest (expense).............................       (11,517)      (30,061)      (33,780)      (16,585)      (16,268)
Other income (expense).........................           390         3,285         1,465           255         1,196
                                                 ------------  ------------  ------------  ------------  ------------
Pre-tax income.................................         4,411        11,230         9,732         5,029         6,481
Income tax provision...........................         1,858         3,901         3,961         1,958         2,575
                                                 ------------  ------------  ------------  ------------  ------------
Income from continuing operations..............         2,553         7,329         5,771         3,071         3,906
Income (loss) from discontinued operations.....            --         1,242        (5,508)       (2,387)      (18,394)
                                                 ------------  ------------  ------------  ------------  ------------
Net income (loss)..............................        $2,553        $8,571          $263          $684      $(14,488)
                                                 ------------  ------------  ------------  ------------  ------------
                                                 ------------  ------------  ------------  ------------  ------------
Basic net income (loss) per share:
  Basic income from continuing operations......         $0.52         $1.02         $0.79         $0.42          0.54
  Basic income (loss) from discontinued
    operations.................................            --          0.17         (0.75)        (0.33)        (2.53)
                                                 ------------  ------------  ------------  ------------  ------------
  Basic net income (loss)                               $0.52         $1.19         $0.04         $0.09        $(1.99)
                                                 ------------  ------------  ------------  ------------  ------------
                                                 ------------  ------------  ------------  ------------  ------------
Diluted net income (loss) per share:
  Diluted income from continuing operations....         $0.49         $0.98         $0.78         $0.42         $0.54
  Diluted income (loss) from discontinued
    operations.................................            --          0.17         (0.75)        (0.33)        (2.53)
                                                 ------------  ------------  ------------  ------------  ------------
  Diluted net income (loss)....................         $0.49         $1.15         $0.03         $0.09        $(1.99)
                                                 ------------  ------------  ------------  ------------  ------------
                                                 ------------  ------------  ------------  ------------  ------------

OTHER FINANCIAL DATA:
EBITDA.........................................       $28,462       $70,101       $73,890       $36,473       $38,649
EBITDA margin..................................          10.5%          9.9%         11.1%         10.8%         12.2%
Depreciation and amortization..................       $12,534       $28,810       $30,378       $14,859       $15,900
Capital expenditures...........................        14,040        37,614        24,444        11,211        14,362

                                                                                  ----------
                                                                                   AT APRIL
                                                                                   30, 1999
                                                                                  ----------

                                                                                  (UNAUDITED)
BALANCE SHEET DATA:
Working capital.................................................................    $ 55,680
Total assets....................................................................     558,837
Total debt (including current portion)..........................................     320,414
Shareholders' equity............................................................      70,764

                                  RISK FACTORS

YOU SHOULD CAREFULLY CONSIDER THE RISKS AND UNCERTAINTIES DESCRIBED BELOW AND THE OTHER INFORMATION IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE BEFORE DECIDING TO INVEST IN SHARES OF OUR COMMON STOCK. THESE ARE NOT THE ONLY RISKS AND UNCERTAINTIES THAT WE FACE. ADDITIONAL RISKS AND UNCERTAINTIES THAT WE DO NOT CURRENTLY KNOW ABOUT OR THAT WE CURRENTLY BELIEVE ARE IMMATERIAL MAY ALSO HARM OUR BUSINESS OPERATIONS. IF ANY OF THESE RISKS OR UNCERTAINTIES ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION OR OPERATING RESULTS COULD BE MATERIALLY HARMED. IN THAT CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE AND YOU COULD LOSE ALL OR PART OF YOUR INVESTMENT.

INDUSTRY RISKS

OUR BUSINESS IS DEPENDENT ON THE AVAILABILITY OF RAW MATERIALS AND OUR ABILITY TO PASS ON PRICE INCREASES TO OUR CUSTOMERS

Our ability to maintain profitability is heavily dependent upon our ability to pass through to our customers the full amount of any increase in raw material costs. The principal raw materials which we use in our products are polyethylene, polypropylene and polyvinyl chloride resins. Our ability to operate profitably is dependent, in large part, on the market for these resins. The supply and demand for these resins and the petro-chemical intermediates from which they are produced are subject to substantial price fluctuations and market disturbances, including occasional shortages of supply. Prices fluctuate as a result of changes in natural gas and oil prices and the capacity of the companies which produce these products.

If there is overcapacity in the production of any specific product which we manufacture and sell, we frequently are not able to pass through the full amount of any raw material increase. If resin prices increase and we are not able to fully pass on the increases to our customers, our profits and our financial condition will be adversely affected.

INTENSE COMPETITION IN THE FLEXIBLE PACKAGING MARKETS MAY ADVERSELY AFFECT OUR OPERATING RESULTS

The business of supplying plastic packaging products is extremely competitive. We believe that there are few barriers to entry into many of our markets. As a result, we have experienced, and may continue to experience, competition resulting from new manufacturers of various types of film in our product line. Also, when new manufacturers enter the market for a product or existing manufacturers increase capacity, they frequently reduce prices to achieve market share. Companies can also develop products which have superior performance characteristics to our products. Any of these actions by our competitors can adversely affect our sales.

In addition, we face competition from a substantial number of companies which sell similar and substitute packaging products. Some of these competitors are subsidiaries or divisions of large international diversified companies with extensive production facilities, well developed sales and marketing staffs and substantial financial resources. Competitive products are also available from a number of local manufacturers. This results in competition which is highly price sensitive. We also compete on the basis of quality, service, timely delivery and differentiation of product properties.

An increase in competition could result in material selling price reductions or loss of our market share. This could materially adversely affect our operations and financial condition.

WE ARE SUBJECT TO VARIOUS ENVIRONMENTAL LAWS AND REGULATIONS WHICH GOVERN OUR OPERATIONS AND WHICH MAY RESULT IN POTENTIAL LIABILITY

Our operations are subject to various federal, state, local and foreign environmental laws and regulations which govern:

    - discharges into the air and water;

    - the storage, handling and disposal of solid and hazardous waste;

    - the remediation of soil and ground water contaminated by petroleum products or hazardous substances or waste; and

    - the health and safety of our employees.

Future compliance with these laws and regulations may require material expenditures by us. In addition, the nature of our current and former operations and the history of industrial uses at some of our manufacturing facilities expose us to the risk of liabilities or claims with respect to environmental and worker health and safety matters. We may also be exposed to claims for violations of environmental laws and regulations by previous owners or operators of our property. In addition, the presence of, or failure to remediate, hazardous substances or waste may adversely affect our ability to sell or rent any property or to use it as collateral for a loan. We may also be liable for costs relating to the investigation, remediation or removal of hazardous waste and substances from a disposal or treatment facility to which we or our predecessors sent waste or materials.

COMPANY RISKS

WE EXPERIENCE FLUCTUATIONS IN OPERATING RESULTS, WHICH MAY CAUSE OUR STOCK PRICE TO FLUCTUATE

Our operating results have been subject to significant quarterly and annual fluctuations. These fluctuations can be caused by:

    - global economic conditions, such as the current financial crises in East Asia and Eastern Europe;

    - acquisitions;

    - asset sales;

    - business restructuring initiatives;

    - seasonality; and

    - foreign currency fluctuations.

These fluctuations make it more difficult for investors to compare our operating results to corresponding prior year periods. These fluctuations may also cause our stock price to fluctuate. You should not rely on our results of operations for any particular quarter or year as indicative of our results for a full year or any other quarter.

BECAUSE WE HAVE LIMITED CONTRACTUAL RELATIONSHIPS WITH OUR CUSTOMERS, OUR CUSTOMERS MAY UNILATERALLY REDUCE THE PURCHASE OF OUR PRODUCTS

We generally do not enter into long-term contractual relationships with our customers. As a result, our customers may unilaterally reduce the purchase of our products or, in certain cases, terminate existing orders for which we may have incurred significant production costs.

OUR BUSINESS MAY BE ADVERSELY AFFECTED BY RISKS ASSOCIATED WITH FOREIGN
OPERATIONS

Approximately 41% of our revenues are generated from operations conducted outside North America. Conducting an international business inherently involves a number of difficulties and risks, including the following:

    - currency fluctuations;

    - inflation;

    - export restrictions;

    - compliance with existing and changing regulatory requirements;

    - tariffs and other trade barriers;

    - difficulties in staffing and managing international operations;

    - difficulties in shifting production between different facilities;

    - longer payment cycles;

    - problems in collecting accounts receivable;

    - political instability and economic downturns;

    - seasonal reductions in business activity in Europe during the summer months; and

    - potentially adverse tax consequences.

We have experienced and may continue to experience any or all of these risks. Any of these factors may materially adversely affect our sales, profits, cash flow and financial position, which could adversely affect our stock price.

WE MAY, FROM TIME TO TIME, EXPERIENCE PROBLEMS IN OUR LABOR RELATIONS

Of our employees in North America, 314 are represented by unions under three collective bargaining agreements. One of these agreements has expired and is currently under negotiation. The remaining contracts will expire in 2001. A significant change in contract terms could adversely affect us.

In many foreign countries, the majority of our employees are covered by country-wide collective bargaining agreements. Changes in these agreements, over which we have no control, could adversely affect us.

OUR RESULTS OF OPERATIONS MAY BE ADVERSELY AFFECTED BY TRANSITION TO THE EURO

On January 1, 1999, certain members of the European Union introduced a single currency, the Euro. During the transition period ending January 1, 2002, European Monetary Union (EMU) countries will have the option of settling transactions in local currencies or in the Euro. We have not yet determined whether we intend to transact business in Euros. The conversion to the Euro would result in:

    - increased costs to us related to updating operating systems to convert to the Euro;

    - review of the effect of the Euro on our contracts; and

    - updating catalogues and sales material for our products.

In addition, there are significant legal, practical and regulatory uncertainties associated with the introduction of the Euro. Adoption of the Euro by us or third parties with whom we transact business could adversely affect our contracts and operations and could result in unforeseen risks. In addition, adoption of the Euro will limit the ability of an individual EMU country to manage fluctuations in the business cycles through monetary policy.

OUR BUSINESS MAY BE ADVERSELY AFFECTED BY RESULTS OF ONGOING HEALTH AND SAFETY STUDIES ON PLASTICS AND RESINS

Continuing studies of the potential effect on health and safety of various resins and plastics, including polyvinyl chlorides, are being conducted by industry groups, government agencies and others. The results of these studies, along with the development of any other new information, may adversely affect our ability to market and sell certain of our products or may give rise to claims for damages from persons who believe they have been injured by such products, any of which could adversely affect our profits and financial condition.

OUR BUSINESS MAY BE ADVERSELY AFFECTED IF OUR SYSTEMS OR PRODUCTS ARE NOT YEAR 2000 COMPLIANT

Computer software and other equipment utilizing microprocessors that use only two digits to identify a year in a date field may be unable to process accurately certain date-based information at or after the year 2000. This is commonly referred to as the "Year 2000 issue."

We are in the process of upgrading our information technology and non-information technology systems. The failure to correct a material Year 2000 issue could result in an interruption in, or a failure of, certain normal business activities or operations. Such failures could materially and adversely affect our results of operations, liquidity and financial condition. Because of the general uncertainty inherent in the Year 2000 issue, resulting in part from the uncertainty of Year 2000 readiness of third party suppliers and customers, we are unable to determine at this time whether the consequences of Year 2000 failures will have a material impact on our results of operations, liquidity and financial condition.

ANTI-TAKEOVER AND CHANGE OF CONTROL PROVISIONS MAY ADVERSELY AFFECT OUR STOCKHOLDERS

Our directors are elected for three year terms, so approximately one-third of the board is elected each year. We are subject to a Delaware statute regulating business combinations. These factors could discourage, hinder or preclude an unsolicited acquisition of our company and could make it less likely that stockholders receive a premium for their shares as a result of any such attempt. In addition, our Board of Directors may issue, without stockholder approval, shares of preferred stock. The preferred stock could have voting, liquidation, dividend or other rights superior to those of the common stock. Therefore, if we issue preferred stock, your rights as a common stockholder may be adversely affected.

In connection with our 1998 Senior Subordinated Notes offering, we entered into an Indenture which requires us, upon a change of control, to offer to purchase the outstanding Senior Subordinated Notes. If a change of control were to occur and we could not obtain a waiver or if we do not have the funds to make the purchase, we would be in default under the Senior Subordinated Notes, which could depress our stock price.

FINANCIAL RISKS

WE HAVE A HIGH LEVEL OF DEBT RELATIVE TO OUR EQUITY, WHICH REDUCES CASH AVAILABLE FOR OUR BUSINESS, MAY ADVERSELY AFFECT OUR ABILITY TO OBTAIN ADDITIONAL FUNDS AND INCREASES OUR VULNERABILITY TO ECONOMIC OR BUSINESS DOWNTURNS

We are highly leveraged and our operations are subject to restrictions imposed by the terms of our indebtedness. As of April 30, 1999, our total consolidated indebtedness, including short-term borrowings, was approximately $320.4 million and our total shareholders' equity was approximately $70.8 million. Total indebtedness represented 82% of the total capitalization.

Accordingly, we are subject to all of the risks associated with substantial indebtedness, including:

    - a substantial portion of our cash flow from operations will be used to service our indebtedness;

    - we will have reduced funds available for operations, future business opportunities and other purposes;

    - our ability to obtain additional financing for acquisitions, working capital, capital expenditures, general corporate or other purposes may be impaired;

    - we are more vulnerable to economic downturns and less able to withstand competitive pressures and react to changes in our industry and general economic conditions.

In addition, the Indenture under which our $200.0 million outstanding Senior Subordinated Notes were issued and the Credit Agreement under which a major portion of our other borrowings were made contain covenants which may limit our operating flexibility with respect to certain business matters.

IF WE FAIL TO MEET OUR SCHEDULED DEBT SERVICE REQUIREMENTS, WE MAY NEED TO REFINANCE OUR INDEBTEDNESS OR SELL MATERIAL ASSETS

If we are unable to meet our future debt service requirements from our cash flow, we will be required to adopt one or more alternatives such as refinancing or restructuring our indebtedness, selling material assets or operations or seeking to raise additional debt or equity capital. There can be no assurance that any of these actions could be taken on a timely basis or on satisfactory terms or that we will be able to satisfy our additional capital requirements. In addition, the terms of the Indenture and the Credit Agreement may prohibit us from adopting any of one or more of the alternatives which might otherwise be available.

                            ------------------------

THIS PROSPECTUS ALSO CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. THESE STATEMENTS RELATE TO OUR FUTURE PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. THESE STATEMENTS MAY BE IDENTIFIED BY THE USE OF WORDS SUCH AS "EXPECTS," "ANTICIPATES," "INTENDS," "PLANS" AND SIMILAR EXPRESSIONS. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE DISCUSSED IN THESE STATEMENTS. FACTORS THAT COULD CONTRIBUTE TO SUCH DIFFERENCES, INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED ABOVE AND ELSEWHERE IN THIS PROSPECTUS.

                                USE OF PROCEEDS


We will not receive any proceeds from the common stock sold by Borden. If the underwriters exercise their over-allotment option from us in full, we estimate that our proceeds from the exercise of such option will be approximately $ million after deducting underwriting discounts and other expenses of this offering.


We intend to use any proceeds received by us from this offering primarily for the retirement of various short-term credit facilities at our foreign subsidiaries and general corporate purposes.

                          PRICE RANGE OF COMMON STOCK

Our common stock is quoted on the Nasdaq National Market under the symbol "AEPI." The high and low closing sale prices for our common stock, as reported by Nasdaq, for the two fiscal years ended October 31, 1998, for the two quarters ended April 30, 1999 and for the current period are as follows:


                                                                      ----------------------
FISCAL YEAR AND PERIOD                                                      HIGH         LOW
                                                                      ----------  ----------

1997:
First quarter.......................................................     $56.500     $48.000
Second quarter......................................................      60.000      42.500
Third quarter.......................................................      50.000      24.000
Fourth quarter......................................................      38.250      24.000

1998:
First quarter.......................................................     $33.250     $27.375
Second quarter......................................................      38.500      33.500
Third quarter.......................................................      34.500      20.375
Fourth quarter......................................................      21.500      16.000

1999:
First quarter.......................................................     $24.000     $20.875
Second quarter......................................................      31.125      18.000
Third quarter (through June 23, 1999)...............................      37.750      25.750



On June 23, 1999, the closing price for a share of our common stock, as reported by Nasdaq, was $25.750.


                                DIVIDEND POLICY

No dividends have been paid to stockholders since December 1995. We paid cash dividends to our stockholders each fiscal quarter during the period from May 1, 1993 through October 31, 1995. In December 1995, the Board of Directors announced that future dividends would be suspended and that otherwise available funds would be reinvested in our business. The payment of future dividends is within the discretion of the Board of Directors and will depend upon business conditions, our earnings and financial condition and other relevant factors. We are subject to a number of covenants under the term loan and revolving credit facility and the indenture pursuant to which our 9.875% Senior Subordinated Notes were issued, including restrictions on the amount of dividends that may be paid.

                                 CAPITALIZATION

The following table sets forth our capitalization as of April 30, 1999:

                                                                                  ----------
                                                                                   AT APRIL
IN THOUSANDS, EXCEPT PER SHARE DATA                                                30, 1999
                                                                                  ----------
Short-term debt:
  Short-term debt...............................................................     $10,647
  Current portion of long-term debt.............................................      11,964
                                                                                  ----------
    Total short-term debt.......................................................      22,611
                                                                                  ----------
Long-term debt (less current portion):
  Term loan portion of Credit Agreement.........................................      93,250
  Revolving credit portion of Credit Agreement..................................          --
  Senior Subordinated Notes (less unamortized discount of $1,293)...............     198,707
  Other.........................................................................       5,846
                                                                                  ----------
    Total long-term debt........................................................     297,803
                                                                                  ----------

Shareholders' equity:
  Common stock, $0.01 par value; 30,000 shares authorized; 10,040 shares
    issued......................................................................         100
  Additional paid-in capital....................................................      91,588
  Common stock held in treasury at cost, 2,696 shares...........................     (59,892)
  Retained earnings.............................................................      64,454
  Accumulated other comprehensive income (loss).................................     (25,486)
                                                                                  ----------
    Total shareholders' equity..................................................      70,764
                                                                                  ----------
      Total capitalization (including short-term debt)..........................    $391,178
                                                                                  ----------
                                                                                  ----------

                      SELECTED CONSOLIDATED FINANCIAL DATA

The following tables set forth certain selected historical consolidated financial data, which should be read in connection with our Consolidated Financial Statements and the Notes which accompany the financial statements incorporated by reference into this prospectus and with "Management's Discussion and Analysis of Financial Condition and Results of Operations." The selected balance sheet data as of October 31, 1994, 1995 and 1996 and statement of operations data for the years ended October 31, 1994 and 1995 have been derived from our audited financial statements. The selected balance sheet data as of October 31, 1997 and 1998 and the statement of operations data for the years ended October 31, 1996, 1997 and 1998 have been derived from our audited financial statements incorporated by reference into this prospectus. The selected consolidated financial data presented below as of and for the six months ended April 30, 1998 and 1999 are derived from our unaudited consolidated financial statements incorporated by reference into this prospectus. The unaudited financial statements include all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair presentation of our financial position and results of operations for these periods. Operating results for the six months ended April 30, 1999 are not necessarily indicative of future results.

EBITDA is defined as income from continuing operations before interest expense, income taxes, depreciation and amortization. EBITDA is presented because it is a widely accepted financial indicator of a company's ability to incur and service debt. However, EBITDA should not be considered in isolation as a substitute for net income or cash flow data determined in accordance with generally accepted accounting principles or as a measure of our profitability or liquidity. In addition, this measure of EBITDA may not be comparable to similar measures reported by other companies. EBITDA margin is calculated as the ratio of EBITDA to net sales for the period.

For purposes of the ratio of earnings to fixed charges, earnings are calculated as our pre-tax income from continuing operations plus fixed charges. Fixed charges include interest expense on all indebtedness (including amortization of deferred financing costs) and the component of operating lease rental expense that we believe is representative of the interest component of rent expense. For fiscal 1997, interest expense included $3.3 million related to the write-off of prior unamortized debt costs.

Data for fiscal 1996 includes the results of operations for the 20 day period following the Borden packaging acquisition. Gross profit for the six months ended April 30, 1999 reflects a restructuring charge of $1.5 million for employee severance at our Belgian operations.

Selected consolidated financial data for the years ended October 31, 1997 and 1998 and for the six months ended April 30, 1998 have been reclassified to reflect the discontinuance of the Proponite business, which has been accounted for as a discontinued operation.

                                    -----------------------------------------------------------------------------------------
                                                                                                         SIX MONTHS ENDED
                                                        YEARS ENDED OCTOBER 31,                             APRIL 30,
                                    ---------------------------------------------------------------  ------------------------
IN THOUSANDS, EXCEPT PER SHARE
  DATA                                     1994         1995         1996         1997         1998         1998         1999
                                    -----------  -----------  -----------  -----------  -----------  -----------  -----------

                                                                                                           (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Net sales.........................     $184,669     $242,886     $270,534     $709,072     $666,556     $338,045     $317,652
Gross profit......................       54,068       60,373       59,770      152,483      155,629       76,382       78,187
Income from operations............       19,734       25,224       15,538       38,006       42,047       21,359       21,553
Interest (expense)................       (1,456)      (3,209)     (11,517)     (30,061)     (33,780)     (16,585)     (16,268)
Other income (expense)............          523          384          390        3,285        1,465          255        1,196
                                    -----------  -----------  -----------  -----------  -----------  -----------  -----------
Pre-tax income....................       18,801       22,399        4,411       11,230        9,732        5,029        6,481
Income tax provision..............        7,397        8,723        1,858        3,901        3,961        1,958        2,575
                                    -----------  -----------  -----------  -----------  -----------  -----------  -----------
Income from continuing
  operations......................       11,404       13,676        2,553        7,329        5,771        3,071        3,906
Extraordinary (loss)..............           --         (190)          --           --           --           --           --
Income (loss) from discontinued
  operations......................           --           --           --        1,242       (5,508)      (2,387)     (18,394)
                                    -----------  -----------  -----------  -----------  -----------  -----------  -----------
Net income (loss).................      $11,404      $13,486       $2,553       $8,571         $263         $684     $(14,488)
                                    -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                    -----------  -----------  -----------  -----------  -----------  -----------  -----------
  Basic net income (loss) per
    share:
  Basic income from continuing
    operations....................        $1.55        $1.99        $0.52        $1.02        $0.79        $0.42        $0.54
  Basic income (loss) from
    discontinued operations and
    extraordinary (loss)..........           --        (0.03)          --         0.17        (0.75)       (0.33)       (2.53)
                                    -----------  -----------  -----------  -----------  -----------  -----------  -----------
  Basic net income (loss).........        $1.55        $1.96        $0.52        $1.19        $0.04        $0.09       $(1.99)
                                    -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                    -----------  -----------  -----------  -----------  -----------  -----------  -----------

Diluted net income (loss) per
  share:
  Diluted income from continuing
    operations....................        $1.53        $1.95        $0.49        $0.98        $0.78        $0.42        $0.54
  Diluted income (loss) from
    discontinued operations and
    extraordinary (loss)..........           --        (0.03)          --         0.17        (0.75)       (0.33)       (2.53)
                                    -----------  -----------  -----------  -----------  -----------  -----------  -----------
  Diluted net income (loss)               $1.53        $1.92        $0.49        $1.15        $0.03        $0.09       ($1.99)
                                    -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                    -----------  -----------  -----------  -----------  -----------  -----------  -----------

OTHER FINANCIAL DATA:
EBITDA............................      $28,537      $35,430      $28,462      $70,101      $73,890      $36,473      $38,649
EBITDA margin.....................         15.5%        14.6%        10.5%         9.9%        11.1%        10.8%        12.2%
Depreciation and amortization.....      $ 8,280      $ 9,822      $12,534      $28,810      $30,378      $14,859      $15,900
Capital expenditures..............       28,007       28,402       14,040       37,614       24,444       11,211       14,362

RATIOS:
Ratio of earnings to fixed
  charges.........................         9.56         6.49         1.36         1.35         1.27         1.29         1.38
Ratio of EBITDA to interest
  expense.........................        19.60        11.04         2.47         2.33         2.19         2.20         2.38
                                    -----------------------------------------------------------------------------------------
                                                              OCTOBER 31,                                   APRIL 30,
                                    ---------------------------------------------------------------  ------------------------
IN THOUSANDS                               1994         1995         1996         1997         1998         1998         1999
                                    -----------  -----------  -----------  -----------  -----------  -----------  -----------
                                                                                                           (UNAUDITED)

BALANCE SHEET DATA:
Working capital...................     $ 20,592     $ 15,030     $ 75,624     $ 56,044     $ 81,608     $ 84,139     $ 55,680
Total assets......................      118,496      143,287      611,665      609,280      592,486      612,228      558,837
Total debt (including current
  portion)........................       23,595       86,000      376,457      377,006      332,785      388,302      320,414
Shareholders' equity..............       61,789       16,808       95,133       87,982       86,301       87,190       70,764

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Our primary business is the manufacture and marketing of plastic films for use in the packaging, transportation, beverage, food, automotive, pharmaceuticals, chemical, electronics, construction, agricultural and textile industries. We currently have manufacturing operations located in 11 countries in North America, Europe and the Asia/Pacific region. We manufacture plastic films principally from resins blended with other raw materials, using both cast and blown extrusion processes. We may either sell the film after the extrusion processes or further process the film by metallizing, printing, laminating, slitting or converting it. Our processing technologies enable us to create a variety of value-added products according to the specifications of our customers.

Resin costs generally constitute approximately 60% of our cost of goods sold. Since resin costs typically fluctuate, selling prices are generally determined as a "spread" over resin costs, usually expressed as cents per pound. Accordingly, costs and profits are most often expressed in cents per pound, and, with limited exceptions, the historical increases and decreases in resin costs have generally been reflected in the sales prices of the products on a penny for penny basis. Assuming a constant volume of sales, an increase in resin costs should, therefore, result in increased sales revenues but lower gross profit as a percentage of sales, or gross profit margin, while a decrease in resin costs should result in lower sales revenues with higher gross profit margins.

On October 11, 1996, we acquired the global packaging operations of Borden, which we sometimes refer to as the Borden packaging acquisition. The purchase price was approximately $280.0 million, including the assumption of certain indebtedness and other purchase price adjustments, and 2.4 million shares of our common stock. During fiscal 1998, we sold our South African and all five of the rigid plastics businesses we acquired from Borden. After giving effect to working capital adjustments and costs, net proceeds of these sales amounted to approximately $16.3 million. Net losses from the rigids businesses are reflected in discontinued operations.

In February 1999, we decided not to retain the Proponite business acquired from Borden and, on March 4, 1999, we entered into an agreement to sell the business and some of its assets. The sale was closed on April 30, 1999. Net losses from the Proponite business are reflected in discontinued operations.

RESULTS OF CONTINUING OPERATIONS

SIX MONTHS ENDED APRIL 30, 1999 AS COMPARED TO SIX MONTHS ENDED APRIL 30, 1998

Net sales for the six months ended April 30, 1999 decreased by $20.3 million, or 6.0%, to $317.7 million from $338.0 million for the six months ended April 30, 1998. Net sales in North America decreased 5.4% to $186.8 million during the 1999 period from $197.2 million during the 1998 period. This decrease was primarily due to a 9.3% decrease in per unit selling prices as a result of a change in product mix and lower raw material costs which were passed through to our customers. These reductions in selling prices were offset by a 4.3% increase in sales volume. Net sales in Europe decreased 5.4% to $93.1 million for the first six months of fiscal 1999 from $98.5 million for the first six months of fiscal 1998 primarily due to a 16.2% decrease in average selling prices, offset by a 12.2% volume increase. Net sales in Asia/Pacific decreased 10.5% to $37.8 million during the 1999 period from $42.3 million for the 1998 period, primarily due to a 5.4% sales volume decrease and a 5.5% decrease in average selling prices which resulted from economic pressures in the region.

Gross profit for the six months ended April 30, 1999 was $78.2 million compared to $76.4 million for the six months ended April 30, 1998. Gross profit in North America increased 9.1% to $54.5 million for the six months ended April 30, 1999 due to increased sales volume, which lowered fixed overhead costs per unit, a change in product mix and lower raw material costs. Gross profit in Europe decreased 7.0% to $18.2 million for the six months ended April 30, 1999 primarily due to a restructuring charge at our Belgian operations of approximately $1.5 million relating to employee severance. This charge was partially offset by additional gross profit realized from the 12.9% increase in sales volume in spite of continuing general economic pressures in Eastern Europe, which resulted in lower average selling prices and lower margins. Asia/Pacific gross profit for the six months ended April 30, 1999 decreased by $1.4 million, or 20.2%, due to a 5.4% decrease in volume and lower average per unit selling prices which resulted from the economic pressures in the region. In addition, we incurred certain costs associated with the shut down and consolidation of a plant in Australia.

Operating expenses for the six months ended April 30, 1999 increased $1.6 million, or 2.9%, to $56.6 million from $55.0 million for the six months ended April 30, 1998. This increase is attributable to a worldwide increase in sales volume of 5.3% which increased warehousing and delivery costs by $1.8 million and increased selling expenses by $287,000. Selling expenses related primarily to commissions paid. This was partially offset by a reduction in worldwide general and administrative costs of $454,000.

Interest expense for the six months ended April 30, 1999 was $16.3 million compared to $16.6 million for the six months ended April 30, 1998. This decrease in interest expense resulted from lower average debt outstanding for the period, slightly offset by higher interest rates paid in the first quarter 1999.

Other income (expense) for the six months ended April 30, 1999 increased 369.0% to $1.2 million from $255,000 for the period ended April 30, 1998. This amount included foreign currency exchange gains realized during the period, gains on sales of machinery and equipment, interest income earned for the period and income from investment in a joint venture.

Net income from continuing operations for the six months ended April 30, 1999 increased 25.8% to $3.9 million from $3.1 million for the six months ended April 30, 1998. This increase was due to increased sales volume and an overall increase in gross profit margins.

The loss from discontinued operations for the six months ended April 30, 1999 of $18.4 million included the net losses of the Proponite business of $1.2 million with respect to the period ended January 31, 1999. This loss also included an after tax reserve of $17.2 million established to write down property, plant and equipment, inventory and other assets and to provide for close down expenses and the net losses for the period ended April 30, 1999. The loss from discontinued operations for the six months ended April 30, 1998 of $2.4 million included the net losses of the Proponite business of $552,000 and net losses of the rigids businesses of $1.8 million. The sale of the rigids businesses was completed by October 31, 1998.

YEAR ENDED OCTOBER 31, 1998 AS COMPARED TO YEAR ENDED OCTOBER 31, 1997

Net sales in fiscal 1998 were $666.6 million, a decrease of $42.5 million, or 6.0%, from fiscal 1997. Net sales in North America decreased to $396.3 million in fiscal 1998 from $419.5 million for fiscal 1997, or 5.5%, primarily due to a 9% decrease in per unit selling prices as a result of lower raw material costs, which reductions were passed though to customers. This decrease in selling prices was partially offset by an increase in sales volume of 4.0% in North America. Net sales in Europe decreased to $192.2 million in fiscal 1998 from $194.1 million in fiscal 1997, or 1.0%, primarily due to an 7.0% decrease in selling prices (local currency) partially offset by a 6.4% increase in sales volume. Net sales in Asia/Pacific decreased to $78.0 million in fiscal 1998 from $80.6 million in fiscal 1997, or 3.2%. The Asia/Pacific region had a 22.2% sales volume increase as a result of our acquisition of certain businesses during the prior year, offset by a decrease of 20.8% in average selling prices (local currency) because of the change in the product mix as a result of the acquisitions described above, average lower selling prices and economic pressures in the region. Our net sales for fiscal 1997 included net sales of $14.8 million from our South African operation, which was sold November 1, 1997.

Gross profit for fiscal 1998 was $155.6 million, as compared to $152.5 million in fiscal 1997, a decrease of $3.1 million. North America experienced an increase in gross profit of $9.2 million, or 9.6%, for fiscal 1998 as a result of increased utilization of plant facilities, increased sales volume and reduced raw material costs. Gross profit in Europe increased by $482,000 for fiscal 1998 when compared to fiscal 1997. This increase was primarily due to increased sales volume in spite of market conditions which prevented the timely passing through of increased raw material costs to customers during the first six months of fiscal 1998. This volume increase also helped increase utilization of manufacturing facilities. Gross profit for the Asia/Pacific region decreased $2.7 million in fiscal 1998 when compared to fiscal 1997. This decrease in gross profit is a result of economic pressures in the Asia/Pacific region, which caused depressed unit selling prices, of approximately 20.8% as compared to the prior year, and reduced plant utilization for the first half of fiscal 1998. Our gross profit for fiscal 1997 included $3.8 million from our South African operation, which was sold November 1, 1997.

Operating expenses for fiscal 1998 were $113.6 million, as compared to $114.5 million in fiscal 1997. This net decrease of $895,000 is attributable to a reduction in selling expenses of $2.0 million as a result of the realignment of our worldwide sales force at the beginning of fiscal 1998. This reduction in selling expenses was offset by an increase of $4.4 million in warehousing and delivery costs resulting from increased sales volume and increased costs incurred in the implementation of new delivery systems during the fiscal year. Our general and administrative expenses for fiscal 1998 increased by $601,000 with no major increase in any one area. The operating expenses for fiscal 1997 included $3.9 million related to our South African operation, which was sold November 1, 1997.

Interest expense for fiscal 1998 was $33.8 million, an increase of $3.7 million from the prior year. This increase in interest expense resulted from our issuance of $200.0 million of 9.875% Senior Subordinated Notes in November 1997, which resulted in higher average interest rates for the fiscal year, partially offset by lower average debt outstanding for fiscal 1998.


Other income for fiscal 1998 amounted to $1.5 million, which includes foreign currency exchange and hedge gains of $778,000, interest income of $419,000 and income from investment in a joint venture of $252,000. Also included in other income were $133,000 in gains on sales of machinery and equipment, $208,000 in rental income and $243,000 in other miscellaneous net expenses.


Net income from continuing operations for fiscal 1998 decreased by 21.3% to $5.8 million from $7.3 million in fiscal 1997. This decrease was due primarily to the reduction in gross profit realized in our Asia/Pacific market place, as well as increased interest expense and a reduction in other income from the prior year.

YEAR ENDED OCTOBER 31, 1997 AS COMPARED TO YEAR ENDED OCTOBER 31, 1996

Net sales for fiscal 1997 increased by 162.1% to $709.1 million from $270.5 million during fiscal 1996. This increase in net sales reflects the Borden packaging acquisition, which resulted in increased net sales in North America of $149.1 million, in Europe of $208.9 million and in the Asia/Pacific region of $80.6 million. Sales during fiscal 1997 were negatively impacted by volume and price reductions in the overall North America stretch wrap business due to overcapacity, which was partially offset by volume increases in our other product lines. Europe and Asia/Pacific had an increase in sales volume, which was offset by a decrease in average selling prices.

Gross profit for fiscal 1997 increased by 155.0% to $152.5 million from $59.8 million during the same period in fiscal 1996. This increase in gross profit resulted from the Borden packaging acquisition and consisted of increased gross profit in North America of $36.3 million, in Europe of $41.8 million and in the Asia/Pacific region of $14.6 million. Gross profit as a percentage of sales during fiscal 1997 declined to 21.0% from 22.1% during fiscal 1996, primarily as a result of overcapacity and intense competition in the North America stretch wrap business, which was partially offset by cost savings associated with the Borden packaging acquisition. This overcapacity resulted in reduced sales volume and underutilization of plant facilities, each of which negatively impacted margins as labor and other fixed costs were spread over fewer sales. Europe had a slight increase in gross margins, due to increased sales volumes, which lowered production costs by increasing plant efficiencies. Asia/Pacific had decreased gross profit margins because of the general economic conditions in the regions, which resulted in lower average selling prices.

Operating expenses for fiscal 1997 increased 159.0% to $114.5 million from $44.2 million during fiscal 1996. This increase of $70.3 million in operating expenses is attributable to the businesses acquired from Borden and the operating expenses associated with them. Operating expenses as a percentage of sales during fiscal 1997 decreased slightly to 15.8% from 16.3% during fiscal 1996. Operating expenses in fiscal 1997 reflect certain synergies achieved as a result of the Borden packaging acquisition through the consolidation of administrative and sales personnel and warehouse facilities, partially offset by higher than expected costs associated with closing operations at a North Andover plant and relocating certain of those operations to our Griffin, Georgia plant. We incurred increased warehouse and delivery costs during fiscal 1997 due to the installation of new delivery systems to accommodate this consolidation.

Interest expense for fiscal 1997 increased by 161.7% to $30.1 million from $11.5 million during fiscal 1996. This increase in interest expense is primarily due to increased borrowings used to finance the Borden packaging acquisition, loan origination fees applicable to the credit facility amendment and additional interest expense arising from the issuance of $200.0 million of 9.875% Senior Subordinated Notes. This was partially offset by a decline in interest rates during fiscal 1997. Interest expense as a percentage of sales during the fiscal 1997 decreased slightly to 4.0% from 4.3% during fiscal 1996.

Other income for fiscal 1997 increased to $3.3 million from $390,000 in fiscal 1996. The amount for fiscal 1997 includes $1.3 million in interest income, $198,000 in foreign currency exchange gains realized during the period, $416,000 in gain from sale of securities and $317,000 in income from an investment in a joint venture. Also included in other income for fiscal 1997 were $243,000 in gains on sales of machinery and equipment and $121,000 in rental income and other miscellaneous income earned for the period.

Net income from continuing operations for fiscal 1997 increased by 180.8% to $7.3 million from $2.6 million in fiscal 1996. This increase was due primarily to additional sales volume attributable to the Borden packaging acquisition, offset by the aforementioned overcapacity in the stretch wrap business, as well as increased interest expense.

LIQUIDITY AND CAPITAL RESOURCES

We have historically financed our operations through cash flow generated from operations and borrowings under various credit facilities. Our principal uses of cash have been to fund working capital, including operating expenses, debt service and capital expenditures.

Our working capital was $55.7 million at April 30, 1999, compared to $81.6 million at October 31, 1998. This decrease of $25.9 million in working capital was primarily the result of a non-cash provision for disposal of net assets of the discontinued Proponite business, including a reserve for operating losses through the disposal date of $28.2 million, and the strengthening of the United States dollar during fiscal 1998 which further reduced translated working capital balances. The remaining increases and decreases in components of our financial position reflect normal operating activity.

On October 11, 1996, we entered into the Credit Agreement with the Morgan Guaranty Trust Company, as Agent. The Credit Agreement provided us with two credit facilities consisting of a term credit facility in the amount of $350.0 million and a revolving credit facility for an amount up to $100.0 million. The proceeds borrowed under the Credit Agreement were used to pay the $263.0 million cash portion of the purchase price for the Borden packaging acquisition, to repay the $95.4 million balance under the then existing term credit and revolving credit obligations and to pay the expenses and related costs of the acquisition. After the initial drawdown, no further borrowings are permitted under the term loan. As of April 30, 1999, there was $104.5 million outstanding under the term credit facility which bears interest at a rate of 6.63% per annum. There are no outstanding borrowings under the revolving credit facility.

On November 19, 1997, we completed an offering of Senior Subordinated Notes due November 15, 2007 in the aggregate principal amount of $200.0 million bearing interest at 9.875% per annum. The net proceeds from the Notes were used to repay a portion of the indebtedness then outstanding under our Credit Agreement.

The Credit Agreement, as amended, contains financial covenants, the most significant of which are a cash flow ratio and a fixed charge coverage ratio. For the period from May 1, 1999 through July 31, 1999, the cash flow ratio may not exceed 4.50:1. The fixed charge coverage ratio may not be less than 1.6:1 for the same period. The Indenture pursuant to which the Senior Subordinated Notes were issued also contains customary covenants including limitations on the incurrence of debt, the disposition of assets and the making of restricted payments. We are currently in compliance with all of these covenants. We do not foresee any problems in the near future in remaining in compliance with these covenants.

We also have a $10.0 million unsecured revolving credit facility available for working capital purposes. As of April 30, 1999, there was no outstanding borrowing under this credit facility.

We maintain various unsecured short-term credit facilities at our foreign subsidiaries. At April 30, 1999, our aggregate amount outstanding under these facilities was approximately $12.0 million and approximately $55.0 million was available for borrowing. Borrowings from these facilities are used to support operations at such subsidiaries and are generally serviced by cash flow from operations at such subsidiaries.

Our cash and cash equivalents were $3.7 million at April 30, 1999 as compared to $4.0 million at October 31, 1998. Net cash provided by operating activities during the six months ended April 30, 1999 was $9.2 million, primarily due to depreciation and amortization expense of $15.9 million and net income from continuing operations of $3.9 million, offset by a reduction in trade accounts payable and accrued expenses of $6.1 million and net decreases in other operating assets and liabilities of $4.5 million. In each period, the net decreases in other operating assets and liabilities reflect normal operating activity.

Net cash used in investing activities during the six months ended April 30, 1999 was $2.7 million, resulting primarily from the net investment in capital expenditures of $14.4 million and the acquisition of Termofilm for $1.9 million, which was offset by proceeds received from the sales of machinery and equipment in the period of $315,000.

In March 1999, we announced that we would discontinue operations at our Proponite facility and entered into an agreement to sell certain assets of this business. The sale was closed on April 30, 1999 and we received cash payment of $13.3 million for these assets. We estimate that net proceeds of approximately $4.5 million should be realized during the final wind down of this non-core business.

Net cash used in financing activities for the six months ended April 30, 1999 was $10.9 million, reflecting net repayments of $12.4 million on current credit facilities and proceeds from stock issuances of $1.4 million.

The remaining increases and decreases in the components of our financial position reflect normal operating activity.

We believe that net proceeds from the sale and wind down of the Proponite operations and our cash flow from operations, combined with the availability of funds under the Credit Agreement and credit lines available to our foreign subsidiaries for local currency borrowings, will be sufficient to meet our working capital, capital expenditure and debt service requirements for the foreseeable future.

EFFECTS OF INFLATION

Inflation is not expected to have a significant impact on our business.

YEAR 2000

We are currently undertaking a systems readiness review that will help mitigate the risks associated with the Year 2000 issue. The Year 2000 issue refers to programs that were written to store only two digits of the year portion of date-related information in order to more efficiently handle and store data. These programs are unable to properly distinguish between the year 1900 and the year 2000. Our review addresses: (a) our application software and hardware and related operating systems; (b) embedded technology in production equipment; and
(c) Year 2000 compliance by third parties, principally suppliers and customers. In fiscal 1997, we initiated programs to upgrade and enhance our domestic and international business systems in order to replace aging technologies and provide infrastructural support to these businesses. In connection with these upgrades and enhancements, we have installed new systems which are designed to be Year 2000 compliant in most of our facilities, and we are in the process of finalizing these installations. The domestic businesses application software and hardware have been inventoried, modified or upgraded and, where appropriate, replaced, to assure Year 2000 compliance. We expect to complete all systems installations in our international facilities by September 1999 to assure compliance.

We have completed our inventories and assessments in regard to embedded technology, such as microcontrollers in our production equipment, at each of our worldwide businesses. We expect that all required upgrades will be completed by June 30, 1999 at our domestic facilities and by September 30, 1999 at our international facilities.

In evaluating the impact on us of Year 2000 compliance by significant third parties, each of our business locations has identified and contacted each significant third party to ascertain such third party's Year 2000 readiness. We will continue to contact all critical suppliers by telephone to ascertain any changes in their Year 2000 projects. Key customers have been identified and contacted. The failure of any one customer to complete a sale as a result of its failure to be Year 2000 compliant will not have an adverse effect on our financial condition.

Our reasonable worst case scenario would be a disruption in the resin supply in general and for our PVC business in particular. In order to avoid such problems and other shortages we intend to maintain larger than normal inventories of raw materials and commodity manufactured products at our various facilities. In addition, should the electricity supply be disrupted at any facility we will be prepared to transfer production to a facility that is operational. This should enable us to substantially maintain production and sales.

Once Year 2000 compliance areas are reviewed and necessary upgrades are completed, we plan to test systems to verify that compliance has been achieved. The target completion date for system testing is October 31, 1999. We estimate the total cost associated with Year 2000 compliance activities, including upgrades of the international business systems will be approximately $7.2 million, of which $6.0 million has been incurred through April 30, 1999. Cash flow from operations has funded this project to date and is expected to fund the balance of the project.

The failure to correct a material Year 2000 problem could result in an interruption in, or a failure of, certain normal business activities or operations. Such failures could materially and adversely affect our results of operations, liquidity, and financial condition. Because of the general uncertainty inherent in the Year 2000 problem, resulting in part from the uncertainty of Year 2000 readiness of third party suppliers and customers, we are unable to determine at this time whether the consequences of Year 2000 failures will have a material impact on our results of operations, liquidity, and financial condition.

                                    BUSINESS

We are a leading worldwide manufacturer of plastic packaging films. We manufacture and market an extensive and diverse line of polyethylene, polyvinyl chloride and polypropylene flexible packaging products, with consumer, industrial and agricultural applications. Flexible packaging and film products are thin, ductile bags, sacks, labels and films for food and non-food consumer, agricultural and industrial items. Flexible packaging containers not only protect their contents, they are also cost-effective, space-saving, lightweight, tamper-evident, convenient and often recyclable. The flexible packaging and film products manufactured by us are used in a variety of industries, including the packaging, transportation, beverage, food, automotive, pharmaceuticals, chemical, electronics, construction, agricultural and textile industries.

The following table summarizes our product lines:

------------------------------------------------------------------------------------------
PRODUCT                LOCATION               MATERIAL               USES
---------------------  ---------------------  ---------------------  ---------------------

polyvinyl chloride     North America,         polyvinyl chloride     meat and food wrap,
wrap                   Europe, Asia/Pacific                          institutional films
                                                                     and twist wrap

industrial films       United States, Europe  polyethylene           drum, box, carton,
                       Asia/Pacific           polypropylene          and pail liners; bags
                                                                     for furniture and
                                                                     mattresses; films to
                                                                     cover high value
                                                                     products; barrier
                                                                     films; cheese films
                                                                     and freezer wraps

stretch (pallet) wrap  North America, Europe  polyethylene           pallet wrap
                       Asia/Pacific

printed and converted  Europe, Asia/Pacific   primarily              printed, laminated
films                                         polyethylene           and/or converted
                                                                     films providing
                                                                     flexible packaging to
                                                                     consumer markets

other products and     North America,         various                manufactured and
specialty films        Europe, Asia/Pacific   thermoplastics and     resale items used in
                                              machinery              packaging

We currently have manufacturing operations located in 11 countries in North America, Europe and the Asia/ Pacific region. We divide our operations geographically into three parts, North America, Europe and Asia/Pacific. Currently, North America, Europe and Asia/Pacific represent 59%, 29% and 12%, respectively, of our sales.

NORTH AMERICAN OPERATIONS

RESINITE (POLYVINYL CHLORIDE)

We manufacture polyvinyl chloride food wrap for the supermarket, consumer, institutional and industrial markets in North America, offering a broad range of products with approximately 45 different formulations. These films are used for packaging of fresh red meats, poultry, fish, fruits and vegetables and bakery products.

Our resinite facility also manufactures dispenser (cutter) boxes containing polyvinyl chloride food wrap for sales to consumers and institutions, including restaurants, schools, hospitals and penitentiaries. Our most popular branded institutional polyvinyl chloride food wrap is marketed under the SEAL WRAP name. A substantial part of this product is sold to large paper and food distributors, with the rest sold directly to supermarket chains.

INDUSTRIAL FILMS

We manufacture a broad range of industrial films which are generally custom designed, including sheeting, tubing and bags. Bags are usually cut, rolled or perforated drum, box, carton and pail liners. These bags can be utilized to package specialty items such as furniture and mattresses. We also manufacture films to protect items stored outdoors or in transit, such as boats and cars, and a wide array of shrink films, barrier films and overwrap films. We sell the majority of our industrial film output directly to customers on a national account basis, with approximately 20% sold through distributors.

Most of the industrial films manufactured by us, which may be as many as 20,000 separate and distinct products in any given year, are custom designed to meet the specific needs of our customers.

We believe that the strength of our industrial film operations lies in our technologically superior products, high quality control standards, well-trained and knowledgeable sales force and commitment to customer service. Our sales force has expertise in packaging systems, provides technical support to our distribution network and focuses on product knowledge and customer relations.

The industrial films market is comprised of a large number of smaller manufacturers who together constitute approximately two-thirds of all sales, with the remainder of the market represented by a few large manufacturers. Our research and development team continually improves applications and creates new industrial film products. This has established us as one of the largest producers in this fragmented market. We believe we can continue to expand our share of the industrial films market through our ability to offer a broad range of industrial as well as other packaging films, including stretch wrap, thereby offering our customers one-stop shopping.

STRETCH WRAP

We manufacture a family of high performance stretch wrap for wrapping and securing palletized products for shipping. We also market a wide variety of stretch wrap designed for commodity and specialty uses. We sell approximately 90% of our stretch wrap through distributors. The remainder of our output is sold directly to customers on a national account basis.

We have reduced our stretch wrap capacity to an aggregate of 240 million pounds through a combination of permanently eliminating, temporarily idling and reallocating our capacity. In connection with the Borden packaging acquisition, we identified and consolidated less efficient stretch wrap operations, thereby reducing our stretch wrap capacity by approximately 58 million pounds. In addition, as a result of industry-wide overcapacity in the stretch wrap market, we reduced our stretch wrap capacity by an additional 45 million pounds. Our capacity reductions, coupled with sales force rationalization, consolidation of distribution activities and reformulation of certain stretch products, have enabled us to realize significant cost reductions.

EUROPEAN OPERATIONS

EUROPEAN RESINITE (POLYVINYL CHLORIDE)

Through our European resinite division, we manufacture polyvinyl chloride food wrap in cutter boxes and perforated rolls which are primarily sold to restaurants and food service establishments. European resinite sells films across Europe, with the exception of Italy, which is covered by FIAP, and sells most of its film directly to end-users. We are rationalizing our labor force and believe that this will have a positive impact on our operating results.

The market for polyvinyl chloride food wrap is relatively mature in Northern Europe and is intensely competitive. We expect that growth in Europe will be driven by developing catering, food service and volume feeding markets in Eastern Europe and by developing food distribution markets in Southern and Eastern Europe. In some European markets, a tax is levied on packaging materials based on weight which has led to a demand for thinner but stronger meat films. We have the technology to deliver films with such properties at a low price. We believe this to be a competitive advantage over our packaging competition.

EUROPEAN FLEXIBLES

Our European Flexibles division manufactures flexible packaging and converted films used in the food processing and pharmaceutical industries, including freezer film, processed cheese innerwrap and tamper-evident seals. European Flexibles also manufactures and sells polyethylene-based stretch wrap for wrapping and securing pallet loads. European Flexibles sells 55% of its stretch wrap to distributors and 45% directly to end-users.

FIAP

Through Fabbrica Italiana Articoli Plastici, or FIAP, we manufacture polyvinyl chloride food wrap, unplasticized polyvinyl chloride twist wrap, and converted and printed films. FIAP is known as a specialist in unplasticized polyvinyl chloride twist wrap which is used to wrap candles, candies and similar products. This product has similar performance characteristics as cellophane and is emerging as a low cost substitute for cellophane. We believe unplasticized polyvinyl chloride, because of its performance characteristics, has significant growth potential as a replacement for cellophane. In addition, we believe new uses for this wrap, such as battery covers and credit card laminates, are emerging.

Films manufactured by FIAP are sold in the United States, Europe, Africa and the Middle East, mostly through an internal sales force directly to end-users.

ASIA/PACIFIC OPERATIONS

We are a major manufacturer of industrial films, PVC films and printed and converted products in Australia and New Zealand. Our operations in the Asia/Pacific region resemble our North American and European operations with the same variety of films. Our position as a major supplier of industrial films is the result of our August 1997 acquisition of ICI's Visqueen operations.

We sell the majority of the products we manufacture in Australia and New Zealand to end-users and the remainder to distributors.

The markets for plastic packaging products in Australia and New Zealand are relatively small, offering limited growth opportunities. However, since New Zealand and Australia are significant exporters of high protein products, we expect to participate in the growing market for packaging materials for protein rich products for exports to China and Southeast Asia.

We also have a 50% interest in a joint venture in Japan with Hitachi Chemical Co., Ltd. The joint venture, known as Hitachi Chemical Filtec, Inc., supplies polyvinyl chloride food wrap to the Japanese market. We account for the joint venture on an equity basis.

MANUFACTURING

We manufacture both industrial grade products, which are manufactured to an industry specification or for distribution from stock, and specialty products, which are manufactured under more exacting standards to assure that their chemical and physical properties meet the particular requirements of the customer or the specialized application appropriate to its intended market. Specialty products generally sell at higher margins than industrial grade products.

We manufacture PVC films in North America, Europe and Asia/Pacific. We manufacture stretch wrap and industrial films at several large geographically dispersed, integrated extrusion facilities located throughout the world, which also have the ability to produce other products. The size and location of those facilities, as well as their capacity to manufacture multiple types of flexible packaging products and to re-orient equipment as market conditions warrant, enable us to achieve savings and minimize overhead and transportation costs.

At the FIAP facilities located in Europe, we manufacture polyvinyl chloride food wrap, unplasticized polyvinyl chloride twist wrap and converted and printed films. We manufacture flexible packaging and converted films in

Europe at facilities strategically located in Holland and Belgium. We have just completed the installation of efficient pallet wrap equipment at these facilities which we believe will increase our market presence in Europe in this product. We also manufacture industrial films and flexible packaging and converted films at our facilities located in Australia and New Zealand.

PRODUCTION

In the film manufacturing process, resins with various properties are blended with chemicals and other concentrates to achieve a wide range of specified product characteristics, such as color, clarity, tensile strength, toughness, thickness, shrinkability, surface friction, transparency, sealability and permeability. The gauges of our products range from less than one mil (.001 inches) to more than 20 mils. Our extrusion equipment can produce printed products and film up to 40 feet wide. The blending of various kinds of resin combined with chemical and color additives is computer controlled to avoid waste and to maximize product consistency. The blended mixture is melted by a combination of applied heat and friction under pressure and then is mechanically mixed. The mixture is then forced through a die, at which point it is expanded into a flat sheet or a vertical tubular column of film and cooled. The cooled film can then be shipped to a customer or can be further processed and then shipped. Generally, our manufacturing plants operate 24 hours a day, seven days a week, except for plants located in areas where hours of operation are limited by law, local custom or in cases when 24 hour operations are not economically advantageous.

We have regularly upgraded or replaced older equipment in order to keep abreast of technological advances and to maximize production efficiencies by reducing labor costs, waste and production time. During the past five fiscal years, we made several capital improvements, which included the construction of new manufacturing, warehouse and sales facilities, the purchase of new state-of-the-art extrusion equipment and the upgrading of older equipment. We have shifted production among our plants to improve efficiency and cost savings and are upgrading and replacing equipment at certain of these facilities in order to increase production capacity and enhance efficiency. We will continue to upgrade or replace equipment as we deem appropriate.

QUALITY CONTROL

We believe that maintaining the highest standards of quality in all aspects of our manufacturing operations plays an important part in our ability to maintain our competitive position. To that end, we have adopted strict quality control systems and procedures designed to test the mechanical properties of our products, such as strength, puncture resistance, elasticity, abrasion characteristics and sealability, which we regularly review and update, and modify as appropriate. These quality control systems and procedures have been implemented in the manufacturing facilities acquired as part of the Borden packaging acquisition.

RAW MATERIALS

We manufacture film products primarily from polyethylene, polypropylene and polyvinyl chloride resins, all of which are available from a number of domestic and foreign suppliers. We select our suppliers based on the price, quality and characteristics of the resins they produce. As a result of the Borden packaging acquisition, we have been able to achieve economies of scale by reason of increased purchasing power for our worldwide requirements. Most of our purchases of resin in fiscal 1998 were from 18 of the 20 international resin suppliers, none of which accounted for more than 16% of our requirements. We believe that the loss of any resin supplier would not have a materially adverse effect on us.

The resins used by us are produced from petroleum and natural gas. Instability in the world markets for petroleum and natural gas could adversely affect the prices of our raw materials and their general availability, and this could have an adverse effect on our profitability if the increased costs could not be passed on to customers. The cost of resin typically comprises approximately 60% of a manufacturer's cost of goods sold. With limited exceptions, we have historically been able to pass on substantially all of the price increases in raw materials to our customers on a penny for penny basis, although there can be no assurance that we will be able to do so in the future. We generally maintain a resin inventory of less than one month's requirements and have not experienced any difficulty in maintaining our supply. Other raw materials, principally chemical colorings and other concentrates, are available from many sources.

MARKETING AND SALES

We believe that our ability to continue to provide superior customer service will be critical to our success. Even in those markets where our products are considered commodities and price is the single most important factor, we believe that our sales and marketing capabilities and our ability to timely deliver products can be a competitive advantage. To that end, we have established good relations with our suppliers and have long-standing relationships with most of our customers, which we attribute to our ability to consistently manufacture high-quality products and provide timely delivery and superior customer service.

We believe that our research and development efforts, our high efficiency equipment, which is both automated and microprocessor-controlled, and the technical training given to our sales personnel enhance our ability to expand our sales in all of our product lines. An important component of our marketing philosophy is the ability of our sales personnel to provide technical assistance to customers. Our sales force regularly consults with customers with respect to performance of our products and the customers' particular needs and communicates with appropriate research and development staff regarding these matters. In conjunction with the research and development staff, sales personnel are often able to recommend a product or suggest a resin blend to produce the product with the characteristics/properties which best suit the customers' requirements.

We market our industrial products in North America principally through our own sales force under the supervision of national and regional managers. We generally sell either directly to customers who are end-users of the products or to distributors for resale to end-users.

We market our polyvinyl chloride and our stretch film products in North America primarily through large distributors. Because we have expanded, and continue to expand, our product lines, sales persons are able to offer a broad line of products to our customers.

During fiscal 1997 and fiscal 1998, approximately 45.8% and 48.3%, respectively, of our sales in North America were made directly to end-users with the balance representing sales to distributors or representatives. We serve approximately 16,000 customers, none of which account for more than 5% of our net sales.

Sales and marketing efforts in Europe and in the Asia/Pacific region are primarily by our sales force to end-users, although distributors are used in cases where the distributor adds value to the customer.

DISTRIBUTION

We believe that the timely delivery to customers of our products is a critical factor in our ability to maintain our market position. Domestically, in order to ensure timely delivery, we use both internal and external sources of distribution. We maintain a fleet of 28 trucks, most of which we lease, for the delivery to customers of approximately 15% of our products. We use dedicated service haulers, contract carriers and common carriers for the remainder of our deliveries. This combination enables us to control the distribution process and thereby insure priority handling and direct transportation of products to our customers, thus improving the speed, reliability and efficiency of delivery.

Because of the geographic dispersion of our plants, we are able to deliver most of our products within a 500 mile radius of our plants. This enables us to reduce our use of warehouses to store products. However, we also ship products great distances when necessary and export to other countries.

Internationally, we use common and contract carriers to deliver most of our products, both in the country of origin and for export. We do not deliver our own products to an appreciable degree.

RESEARCH AND DEVELOPMENT

We have a research and development department with a staff of approximately 20 persons. In addition, from time to time, other members of management and supervisory personnel devote substantial amounts of time to research and development activities. The principal efforts of the research and development department are directed at maintaining and improving quality control in our manufacturing operations, assisting sales personnel in designing specialty products to meet individual customer's needs, developing new products and reformulating existing products to improve quality and/or reduce production costs. During fiscal 1998, we focused a significant portion of our research and development efforts on co-extruded, high barrier and MAPAC-TM-, modified atmosphere packaging, designed to either contain gases or allow the migration thereof, technologies.

Our research and development department has developed a number of products with unique properties which we consider proprietary, certain of which are protected by patent.

During fiscal 1998, we spent approximately $1.5 million for research and development activities with respect to our continuing operations. For fiscal 1997, we incurred expenses for research and development activities of $1.9 million for our continuing operations.

COMPETITION

The business of supplying plastic packaging products is extremely competitive, and we face competition from a substantial number of companies which sell similar and substitute packaging products. Some of these competitors are subsidiaries or divisions of large international, diversified companies with extensive production facilities, well developed sales and marketing staffs and substantial financial resources.

We compete principally with (i) local manufacturers, who compete with us in specific geographic areas, generally within a 500 mile radius of their plants,
(ii) companies which specialize in the extrusion of a limited group of products which they market nationally, and (iii) a limited number of manufacturers of flexible packaging products who offer a broad range of products and maintain production and marketing facilities domestically and internationally.

Because many of our products are available from a number of local and national manufacturers, competition is highly price sensitive and margins are relatively low. We believe that all of our products require efficient, low cost and high speed production to remain competitive. We believe that we also compete on the basis of quality, service and product differentiation.

We believe that there are few barriers to entry into many of our markets, enabling new and existing competitors to rapidly affect market conditions. As a result, we may experience increased competition resulting from the introduction of products by new manufacturers. In addition, in several of our markets, products are generally regarded as a commodity. As a result, competition in such markets is based almost entirely on price and service.

ENVIRONMENTAL MATTERS

Our operations are subject to various federal, state, local and foreign environmental laws and regulations, which govern discharges into the air and water, the storage, handling and disposal of solid and hazardous waste, the remediation of soil and ground water contaminated by petroleum products or hazardous substances or waste, and the health and safety of employees. Compliance with environmental laws may require material expenditures by us. The nature of our current and former operations and the history of industrial uses at some of our facilities expose us to the risk of liabilities or claims with respect to environmental and worker health and safety matters.

In addition, under certain environmental laws, a current or previous owner or operator of property may be jointly and severally liable for the costs of investigation, removal or remediation of certain substances on, under or in such property, without regard to negligence or fault. The presence of, or failure to remediate properly, such substances may adversely affect the ability to sell or rent such property or to borrow using such property as collateral. In addition, persons who generate, arrange for the disposal or treatment of hazardous substances may be jointly and severally liable for the costs of investigation, remediation or removal of hazardous substances at or from the disposal or treatment facility, regardless of whether the facility is owned or operated by such person. Responsible parties also may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from a site. We believe that there are no current environmental matters which would have a material adverse effect on our financial position or results of operations.

EMPLOYEES

At April 30, 1999, we had approximately 3,300 employees worldwide, including officers and administrative personnel. In North America, we have three collective bargaining agreements covering 314 employees. One of the agreements expired in March 1999 and is subject to ongoing negotiations, and the other two expire in February 2001. Further, we have collective bargaining agreements at 16 international facilities covering substantially all of the hourly employees at these facilities. As is common in many foreign jurisdictions, substantially all of our employees in these foreign jurisdictions are covered by country-wide collective bargaining agreements. While we believe that our relations with employees are satisfactory, a dispute between us and our employees could have a material adverse effect on our company.

PROPERTIES

Our principal executive and administrative offices are located in a leased building in South Hackensack, New Jersey.

We own and lease numerous manufacturing facilities in the ordinary course of business. Currently, these properties are located as follows:

    - ten in the United States and Canada, having approximately 1.9 million square feet in the aggregate;

    - eight in Europe, having approximately 990,000 square feet in the aggregate;

    - five in Australia and New Zealand, having approximately 496,000 square feet in the aggregate; and

    - one in Japan, pursuant to a joint venture with Hitachi, having approximately 69,000 square feet.

We are currently attempting to dispose of properties located in Toronto, Canada, North Andover, Massachusetts and Les Ulis, France.

Sales offices are assigned to each of our plants.

We believe that all of our properties are well-maintained and in good condition and that the current operating facilities are adequate for our present and immediate future business needs. However, we are in the process of increasing capacity and automating some manufacturing operations in Europe and relocating and consolidating some manufacturing operations in North America.

                                   MANAGEMENT

The name, age and position of each of AEP Industries' executive officers and directors as of May 31, 1999 are set forth below:

-------------------------------------------------------------------------------------------
NAME                                    AGE      POSITION
----------------------------------------------------------------------------------------------------
J. Brendan Barba..................          58   Chairman of the Board, President and CEO
Paul M. Feeney....................          56   Executive Vice President, Finance and CFO and
                                                 Director
John J. Powers....................          34   Executive Vice President, Sales and Marketing
David J. Cron.....................          44   Executive Vice President, Manufacturing
Lawrence R. Noll..................          50   Vice President, Controller and Director
James B. Rafferty.................          46   Vice President and Treasurer
Jean L'Allier.....................          44   Vice President, Secretary, and General Counsel
Cheryl Kent.......................          36   Vice President, Logistics
Edgar Reich.......................          56   Vice President, International
Paul C. Vegliante.................          33   Vice President, Operations
Kenneth Avia......................          56   Director
William H. Carter.................          45   Director
Paul E. Gelbard...................          68   Director
C. Robert Kidder..................          54   Director
Clifton S. Robbins................          40   Director
Lee C. Stewart....................          50   Director
Scott M. Stuart...................          39   Director


Messrs. Carter, Kidder, Robbins and Stuart are the directors designated by Borden. Two or more of these individuals are expected to resign upon completion of this offering. We are currently in the process of identifying additional independent directors.


John J. Powers and Paul C. Vegliante are sons-in-law of J. Brendan Barba. In addition, David J. Cron is a first cousin of Mr. Barba.

                              SELLING STOCKHOLDER


Borden holds 2,412,818 shares of our common stock, which represents 33.1% of our outstanding shares. The shares to be sold by Borden are being offered to the public through the underwriters.


The selling stockholder received registration rights in connection with its acquisition of the common stock in 1996. We are required to pay all fees and expenses incident to the registration of the shares, except the fees and disbursements of counsel to the selling stockholder. We have agreed to indemnify the selling stockholder against certain losses, claims, damages and liabilities, including liabilities under the Securities Act. The selling stockholder has agreed to indemnify the underwriters against certain liabilities, including liabilities arising under the Securities Act, but only with reference to information relating to the selling stockholder furnished in writing by or on behalf of the selling stockholder. We will not receive any proceeds from the sale of shares by the selling stockholder.


In connection with the Borden packaging acquisition in 1996, we entered into a Governance Agreement with Borden. This agreement gave Borden (1) specified preemptive rights to purchase our common stock; (2) the right to designate four members of our Board of Directors, subject to reduction in the event that Borden's stockholdings are reduced below 25%, and specified committee members; and (3) the right to participate in the selection of one independent director so long as Borden's stockholdings remain above 10%.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

We are authorized to issue 30,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $1.00 per share. All outstanding shares of common stock are fully paid and non-assessable. As of May 31, 1999, 7,353,488 shares of common stock were outstanding.

COMMON STOCK

The holders of the common stock are entitled to receive dividends from legally available funds when they are declared by the Board of Directors, subject to the rights of the holders of preferred stock, and are entitled upon liquidation to share on a proportionate basis in all assets of our company after claims of creditors and holders of any preferred stock have been satisfied.

The holders of the common stock are entitled to one vote for each share held on all matters which stockholders are entitled to vote upon. The holders of the common stock do not have cumulative voting rights, any preferential or preemptive right with respect to any securities of our company, or any conversion rights. The common stock is not subject to redemption.

The common stock is listed on the Nasdaq National Market. The transfer agent for the common stock is American Stock Transfer Company.

PREFERRED STOCK

We are authorized to issue 1,000,000 shares of preferred stock in one or more series. Our Board of Directors can fix the rights, preferences and limitations of each series. If any particular issue of preferred stock has the right to receive dividends before the common stock, any payments to satisfy those dividend preferences would reduce the amount of funds available for the payment of dividends on common stock. Also, holders of preferred stock would normally be entitled to receive a preference payment before any payment is made to holders of common stock in the event of any liquidation, dissolution or winding-up of our company. As of the date of this prospectus, no shares of preferred stock are issued or outstanding.

CLASSIFIED BOARD

Our restated certificate of incorporation provides for a classified board of directors divided into three classes. All classes are to be as nearly equal in number as possible and no class may include fewer than two directors, with one class of directors to be elected each year for a three-year term.

We believe that the classified board is desirable to assure continuity in board membership and in policy formulated by the board. This provision is expected to moderate the pace of any change in control of our company by extending the time required to elect a majority of the directors and to better enable the board to protect the interests of stockholders in the event that any person or corporation should attempt to obtain control of our company.

DIRECTORS' LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

Our restated certificate of incorporation provides that no director of our company will be held personally liable to us or our stockholders for monetary damages of any kind for breach of fiduciary duty as a director, except for liability:

    - for any breach of the director's duty of loyalty to our company or our stockholders;

    - for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

    - in respect of certain unlawful dividend payments or stock redemptions or repurchases in violation of Section 174 of the Delaware General Corporation Law ("DGCL"); or

    - for any transaction from which the director derived an improper personal benefit.

The effect of these provisions in the restated certificate of incorporation is to eliminate our rights and the rights of our stockholders, including through stockholders' derivative suits on behalf of us, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from negligent or grossly negligent behavior, except in the four situations described above.

Our by-laws provide that each person who was or is made a party or is threatened to be made a party to or is involved in any actual or threatened action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of our company or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, is indemnified and held harmless by us to the fullest extent authorized by the DGCL. This right to indemnification also includes the right to have us pay the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by the DGCL. This right to indemnification is a contract right. We may, by action of the Board of Directors, provide indemnification to such of our employees and agents to such extent and to such effect as the Board of Directors determines to be appropriate and authorized by the DGCL.

We have obtained officers and directors liability insurance for our protection and the protection of our officers and directors.

DELAWARE TAKEOVER STATUTE

We are subject to the provisions of Section 203 of the DGCL. Subject to certain sections, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with "interested stockholder" for a certain period of time. That period of time is three years after the date of the transaction in which the person became an interested stockholder unless the interested stockholder obtained that status with the approval of the Board of Directors or unless the business combination is approved in a prescribed manner. A business combination includes certain mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an interested stockholder is a person who together with his or her affiliates and associates owns or owned within three years prior 15% or more of the corporation's voting stock.

CHANGE OF CONTROL

If there is a change of control of our company, the Stock Option Committee of the Board of Directors may cause all outstanding stock options to become immediately vested. As of May 31, 1999, there were 881,490 stock options outstanding. A change of control occurs when:

    - a person or group becomes the beneficial owner of 20% or more of our outstanding shares;

    - the persons who were a majority of the Board of Directors cease to be a majority as a result of a tender or exchange offer, merger, business combination, sale of assets or contested election;

    - we are not the surviving corporation of a merger or consolidation;

    - the stock of our company is exchanged for stock of another corporation; or

    - we sell 50% or more of our assets or earning power.

GOVERNANCE AGREEMENT


In connection with the Borden packaging acquisition, we entered into a Governance Agreement, dated as of June 20, 1996, with Borden with respect to certain matters relating to the corporate governance of our company. The material governance provisions of this agreement terminate at such time as Borden holds less than 10% of our shares.

                                  UNDERWRITING

The underwriters named below, for whom J.P. Morgan Securities Inc. and Lehman Brothers Inc. are acting as representatives, have severally agreed, subject to the terms and conditions set forth in the underwriting agreement among us, Borden and the underwriters, to purchase from Borden, and Borden has agreed to sell to the underwriters, the respective number of shares of common stock set forth opposite their names below:

                                                                                  ----------
                                                                                   NUMBER OF
UNDERWRITERS                                                                          SHARES
                                                                                  ----------
J.P. Morgan Securities Inc......................................................
Lehman Brothers Inc.............................................................

                                                                                  ----------
Total...........................................................................   2,412,818
                                                                                  ----------
                                                                                  ----------

The underwriters are offering the shares of common stock subject to their acceptance of the shares from Borden and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered hereby, excluding shares covered by the over-allotment option granted to the underwriters, if any such shares are taken.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not
in excess of $      a share under the public offering price. Any underwriter may
allow, and such dealers may reallow, a concession not in excess of $      a
share to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.


We and Borden have granted the underwriters an option, exercisable for 30 days
from the date of this prospectus, to purchase up to       additional shares of
common stock at the same price per share to be paid by the underwriters for the other shares offered hereby. The option from Borden would only be applicable if fewer than 2,412,818 shares are sold by Borden to the underwriters pursuant to this offering. In such event, the option will be exercised first from Borden. If the underwriters purchase any such additional shares pursuant to the option, each of the underwriters will be committed to purchase such additional shares in approximately the same proportion as set forth in the above table. The underwriters may exercise the option only to cover over-allotments, if any, made in connection with the distribution of the common stock offered hereby.



The following table shows the per share and total underwriting discounts to be paid to the underwriters. The table also shows per share and total underwriting discounts to be paid if the underwriters' over-allotment option is exercised.


                                                                      ----------------------
                                                                              NO        FULL
                                                                        EXERCISE    EXERCISE
                                                                      ----------  ----------
By Borden
  Per share.........................................................
  Total.............................................................

By AEP
  Per share.........................................................
  Total.............................................................

We and certain of our directors, officers, stockholders and Borden, have agreed that, without the prior written consent of the representatives, on behalf of the underwriters, we will not, during the period ending 90 days after the date of this prospectus:

    (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or other securities of our company that are convertible into or exchangeable for common stock or


    (2) enter into any swap, option, future, forward or other ownership arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction described in clause (1) above or this clause (2) is to be settled by delivery of common stock or such other securities, in cash or otherwise, without the prior written consent of J.P. Morgan Securities Inc., other than any shares of common stock issued upon the exercise of options granted under existing employee stock option plans or pursuant to our exising stock purchase plan or the grant of options under our 1995 stock option plan.


In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may overallot in connection with the offering, creating a short position in the common stock for their own account. In addition, to cover over-allotments or syndicate short positions or to stabilize the price of the common stock, the underwriters may bid for and purchase shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.


We have agreed to indemnify the underwriters and Borden against certain liabilities, losses and expenses, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect thereof.


In the ordinary course of their respective businesses, certain of the underwriters and their affiliates have engaged, are engaging and may in the future engage in commercial banking, financial advisory and/or investment banking transactions with us and our affiliates for which they have received or will receive customary compensation.

                                 LEGAL MATTERS

The validity of the common stock offered hereby has been passed upon for us by Bachner, Tally, Polevoy & Misher LLP, New York, New York. Paul E. Gelbard, of counsel to Bachner Tally, is a director and shareholder of the company. Various legal matters will be passed upon for the underwriters by Davis Polk & Wardwell, New York, New York.

                                    EXPERTS

The financial statements and schedules incorporated by reference in this prospectus and elsewhere in the registration statement, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP, independent public accountants and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

AEP Industries Inc. has filed with the Securities and Exchange Commission, Washington, D.C., a registration statement on Form S-3 under the Securities Act of 1933, covering the securities offered by this prospectus. This prospectus does not contain all of the information that you can find in our registration statement and the exhibits to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance such statement is qualified by reference to each such contract or document filed or incorporated by reference as an exhibit to the registration statement.


The Commission allows us to "incorporate by reference" the information we file with them. This means that we can disclose important information to you by referring you to other documents that are legally considered to be part of this prospectus, and later information that we file with the Commission will automatically update and supersede the information in this prospectus and the documents listed below. We incorporate by reference the documents listed below and any future filings made with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all of the shares offered hereby are sold.


    1.  Our Annual Report on Form 10-K for the fiscal year ended October 31,
       1998;

    2. Our Quarterly Reports on Form 10-Q for the quarters ended January 31, 1999 and April 30, 1999;

    3.  Our Definitive Proxy Statement, dated February 28, 1999;

    4.  Our Current Report on Form 8-K, dated June 3, 1999;

    5. All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of this offering.

You may request a copy of these filings, other than the exhibits, by writing or telephoning us at AEP Industries Inc., 125 Phillips Avenue, South Hackensack, New Jersey 07606-1546, telephone (201) 641-6600.

Prospective investors may rely only on the information contained in this prospectus. We have not authorized anyone to provide prospective investors with information different from that contained in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.

                      WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934 and we file reports and other information with the Commission.

You can read reports and other information filed by us with the Commission without charge and copy such reports and information at the public reference facilities maintained by the Commission at the following addresses:

    - New York Regional Office, Seven World Trade Center, New York, New York 10048; and

    - Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511.

You may read and copy any of the reports, statements, or other information we file with the Commission at the Commission's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. Information on the operation of the Public Reference Room may be obtained by calling the Commission at 1-800-SEC-0330. The Commission maintains a Web site at http://www.sec.gov that contains reports, proxy statements and other information regarding issuers that file electronically with the Commission. You can also obtain certain information, reports and proxy statements of AEP Industries Inc. from Nasdaq National Market Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

                                     [LOGO]

                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York on the 24th day of June, 1999.


                                AEP INDUSTRIES INC.

                                By:  /s/ J. BRENDAN BARBA
                                     -----------------------------------------
                                     J. Brendan Barba
                                     CHAIRMAN OF THE BOARD, PRESIDENT AND
                                     PRINCIPAL EXECUTIVE OFFICER

                                   SIGNATURES

Pursuant to the requirements of the Securities Act, this Registration Statement or amendment thereto has been signed by the following persons in the capacities and on the dates indicated.


             NAME                          TITLE                    DATE
------------------------------  ---------------------------  -------------------
     /s/ J. BRENDAN BARBA       Chairman of the Board,
------------------------------    President and Principal       June 24, 1999
       J. Brendan Barba           Executive Officer

      /s/ PAUL M. FEENEY        Executive Vice President,
------------------------------    Principal Financial           June 24, 1999
        Paul M. Feeney            Officer and Director

     /s/ LAWRENCE R. NOLL       Controller, Principal
------------------------------    Accounting Officer and        June 24, 1999
       Lawrence R. Noll           Director

              *                 Director
------------------------------                                  June 24, 1999
         Kenneth Avia

              *                 Director
------------------------------                                  June 24, 1999
        William Carter

              *                 Director
------------------------------                                  June 24, 1999
       Paul E. Gelbard

              *                 Director
------------------------------                                  June 24, 1999
       C. Robert Kidder

              *                 Director
------------------------------                                  June 24, 1999
      Clifton S. Robbins

              *                 Director
------------------------------                                  June 24, 1999
         Lee Stewart

              *                 Director
------------------------------                                  June 24, 1999
       Scott A. Stuart


                   /s/ PAUL M. FEENEY
           ----------------------------------
                     Paul M. Feeney
  *                (ATTORNEY IN FACT)

                                      II-4